Exhibit 99.1

MEDIA RELEASE

June 21, 2023

Algoma Steel Group Reports Fiscal Fourth Quarter and Full Year 2023 Financial Results

Fourth Quarter Results In-Line with Previously Announced Expectations

Plate and Strip Operations Running at Normal Production Levels

Planned Plate Capacity Increase Ahead of Schedule

Further Strengthened Liquidity with Recently Upsized ABL Credit Facility

Updated Outlook on Transformative EAF Project

Strong Financial Outlook for Q1 Fiscal 2024

SAULT STE. MARIE, ONTARIO (June 21, 2023) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today announced results for its fiscal fourth quarter and full year ended March 31, 2023. Unless otherwise specified, all amounts are in Canadian dollars.

Business Highlights and Fiscal 2023 to Fiscal 2022 Fourth Quarter Comparisons

•	Consolidated revenue of $677.4 million, compared to $941.8 million in the prior-year quarter.

•	Consolidated income from operations of $21.7 million, compared to $310.6 million in the prior-year quarter.

•	Net loss of $20.4 million, compared to net income of $242.9 million in the prior-year quarter.

•	Adjusted EBITDA of $47.9 million and Adjusted EBITDA margin of 7.1%, compared to $334.4 million and 35.5% in the prior-year quarter (See “Non-IFRS Measures” below).

•	Cash flows generated from operations of $95.4 million, compared to $443.8 million in the prior-year quarter.

•	Shipments of 571,647 tons, compared to 547,217 tons in the prior-year quarter.

•	Paid quarterly dividend of US$0.05/share.

Fiscal 2023 to Fiscal 2022 Full Year Comparisons

•	Consolidated revenue of $2,778.5 million, compared to $3,806.0 million the prior year.

•	Consolidated income from operations of $290.5 million, compared to $1,411.0 million the prior year.

•	Net income of $298.5 million, compared to $857.7 million the prior year.

•	Adjusted EBITDA of $452.3 million and Adjusted EBITDA margin of 16.3%, compared to $1,503.2 million and 39.5% the prior year (See “Non-IFRS Measures” below).

•	Cash flows generated from operations of $177.3 million, compared to $1,263.4 million the prior year.

•	Shipments of 2,002,715 tons, compared to 2,297,159 tons the prior year.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Michael Garcia, the Company’s Chief Executive Officer, commented, “Our results for the fiscal fourth quarter of 2023 were in line with our previously disclosed outlook. Following a period of dynamic commodity prices and operational improvements, the quarter saw plate and strip operations return to normal production levels. We expect to continue this momentum into fiscal 2024, with expected strong first quarter shipments and operating cash flow.”

Mr. Garcia continued, “We remain focused on advancing contracting and construction of our Electric Arc Furnace project, and have achieved two important recent milestones towards securing the power supply necessary for future EAF operations. We received conditional approval from the Independent Electricity System Operator to connect our electric arc furnaces to the current Ontario electricity grid, and we completed the installation and commissioning of the two natural gas-fired turbines at our Lake Superior Power project upgrade. Together the IESO-approved connection and Algoma’s power upgrade are expected to provide sufficient power to run both electric arc furnaces in an alternating mode. As we enter the next phase of the project, inflationary pressures on construction costs and materials are currently estimated to increase spending on the project beyond our original budget estimates by approximately $125 million to $175 million, with the impact coming across the balance of the project. In addition, global supply chain disruptions affecting certain micro-processing chips are estimated to extend the targeted commencement of start-up activities to calendar year-end 2024.”

Mr. Garcia concluded, “In fiscal 2024, we are continuing our commitment to focused execution at our existing facilities while simultaneously advancing construction of our transformative EAF project. Importantly, we continue to expect to fund the project with a combination of cash on hand, strong operating cash flows from continuing operations at normal production levels through completion of the EAF commissioning process, and available borrowings from the Company’s undrawn and recently upsized and extended ABL credit facility.”

Algoma is also pleased to announce the appointment of Mike Panzeri as Senior Vice President Production. Mr. Panzeri recently joined Algoma to assume responsibility for Algoma’s Operations team, having previously served as Chief Operating Officer of JSW Steel USA Ohio Inc. Mr. Panzeri holds a Bachelor of Science in Materials Engineering from the Rensselaer Polytechnic Institute and a Master of Business Administration from the University of Maryland. He is based in Sault Ste. Marie and reports directly to Mr. Garcia.

Fourth Quarter Fiscal 2023 Financial Results

Fourth quarter revenue totalled $677.4 million, compared to $941.8 million in the prior year quarter. As compared with the prior year quarter, steel revenue was $609.2 million, compared to $879.9 million, and revenue per ton of steel sold was $1,185, compared to $1,721.

Income from operations was $21.7 million, compared to $310.6 million in the prior-year quarter. The year over year decrease was primarily due to a decrease in the selling price of steel, higher costs from replacing internally produced coke with purchased coke, and an increase in the purchase price of key inputs such as metallurgical coke and coal.

Net loss in the fourth quarter was $20.4 million, compared to net income of $242.9 million in the prior-year quarter. The decrease was driven primarily by the factors described above.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Adjusted EBITDA in the fourth quarter was $47.9 million, compared with $334.4 million for the prior-year quarter. This resulted in an Adjusted EBITDA margin of 7.1%. Average realized price of steel net of freight and non-steel revenue was $1,066 per ton, compared to $1,608 per ton in the prior-year quarter. Cost per ton of steel products sold was $934, compared to $947 in the prior-year quarter. Shipments for the fourth quarter increased by 4.5% to 571,647 tons, compared to 547,217 tons in the prior-year quarter. See “Non-IFRS Measures” below for an explanation of Adjusted EBITDA and a reconciliation of net income (loss) to Adjusted EBITDA.

Full Year Fiscal 2023 Financial Results

Revenue for fiscal year 2023 tototalled2,778.5 million, compared to $3,806.0 million the prior year. Steel revenue for fiscal year 2023 was $2,550.1 million, compared to $3,548.8 million the prior year, and revenue per ton of steel sold was $1,387, compared to $1,657 the prior year.

Income from operations for fiscal year 2023 was $290.5 million, compared to $1,411.0 million the prior year. The year-over-year decrease was primarily due to a decrease in the selling price of steel, higher costs from replacing internally produced coke with purchased coke, and an increase in the purchase price of key inputs such as metallurgical coke, coal, natural gas and alloys. In addition, new collective bargaining agreements signed last summer resulted in increased pension and post-employment benefit expenses.

Net income for fiscal year 2023 was $298.5 million, compared to $857.7 million the prior year. The year-over-year decrease was driven primarily by the factors described above.

Adjusted EBITDA for fiscal year 2023 was $452.3 million, compared with $1,503.2 million for the prior year. This resulted in an Adjusted EBITDA margin of 16.3%. Average realized price of steel net of freight and non-steel revenue for fiscal year 2023 was $1,273 per ton, compared to $1,545 per ton in the prior year. Cost per ton of steel products sold for fiscal year 2023 was $1,004, compared to $857 in the prior year. Shipments for fiscal year 2023 decreased by 12.8% to 2,002,715 tons, compared to 2,297,159 tons in the prior year. See “Non-IFRS Measures” below for an explanation of Adjusted EBITDA and a reconciliation of net income (loss) to Adjusted EBITDA.

Electric Arc Furnace

In November 2021, the Company’s Board of Directors (the “Board”) authorized the Company to construct two new state of the art electric arc furnaces (“EAF”) to replace its existing blast furnace and basic oxygen steelmaking operations. The project advanced through fiscal 2023, with approximately 80% of the budgeted project cost contracted and the remainder uncontracted at fiscal year-end. The Company now estimates that the project will exceed its original budget by $125 million to $175 million due to various emerging factors, including general market pressures impacting the cost of materials, along with higher costs for skilled labour and currency fluctuations. Additionally, supply chain disruptions with certain micro-processing chips are expected to delay the start of commissioning of the first furnace to calendar year-end 2024. The revised budget and schedule are based on currently available information, including responses to requests for proposals and estimates of final pricing, and are subject to change as additional information becomes available. Management remains fully committed to addressing these challenges proactively to mitigate their impacts and to ensure the successful execution of the project. The Company continues to expect that the completion of the EAF project

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

will be funded with cash-on-hand, cash generated through operations, and available borrowings under the Company’s existing undrawn and recently upsized and extended ABL credit facility.

The Company further announced today that it has received conditional approval of the System Impact Assessment (“SIA”) from the Independent Electricity System Operator (“IESO”), confirming that Algoma may connect its two new EAFs to the current 115kV electricity grid in Northern Ontario (Phase 1), in combination with Algoma’s onsite gas-fired turbine cogeneration power plant. The SIA is a mandatory assessment conducted by the IESO to assess the impact of the connection proposal on the reliability of the integrated power system for large scale projects. Electrical infrastructure upgrades to enable the EAF Transformation will take place in three phases, with Phase-1 comprising the existing 115kV transmission connection supplemented by on-site generation; Phase-2a comprising the development of a new local 230kV transmission line providing access to more power on the current grid; and Phase-2b comprising full power with the enhancement of the Northern Ontario electricity grid expected to be completed by 2030. The Company continues to work with the IESO as they work to complete SIAs on the Phase 2a and 2b configurations. The Company also successfully completed the on-time and on-budget installation and commissioning of the natural gas-fired turbines and control systems at its Lake Superior Power project, which is estimated to increase capacity to internally generate electricity by 110 -115 MW.

Following the transformation to EAF steelmaking, Algoma’s facility is anticipated to have an annual raw steel production capacity of approximately 3.7 million tons, matching its downstream finishing capacity, which is expected to reduce the Company’s annual carbon emissions by approximately 70%.

Plate Mill Modernization

Algoma’s plate and strip facility continues to operate at normal production levels following the Phase-1 upgrades focused on quality improvements. The Phase-2 upgrades, which focus on productivity and capacity increases, include the installation of a heavy gauge inline shear and upgrades to hot mill drives. Algoma is pleased to report that the shear installation is currently progressing ahead of schedule, and the company expects to be able to further increase plate production in the third calendar quarter of 2023. This higher production is expected to allow Algoma to respond to market opportunities and to build inventory ahead of the planned Phase-2 hot mill outage currently scheduled in April of 2024.

ABL Credit Facility

On May 25, 2023, the Company announced that it has successfully upsized its senior secured asset-based revolving credit facility (“ABL Credit Facility”) from US$250 million to US$300 million and extended the term of the ABL Credit Facility to May, 2028. With the closing of this transaction, the Company has approximately US$260 million of unused availability on the ABL Credit Facility with existing usage primarily related to letters of credit. The ABL Credit Facility can be used to fund working capital needs, general corporate purposes and strategic growth initiatives, including the EAF project.

Quarterly Dividend

The Board has declared a regular quarterly dividend in the amount of US$0.05 on each common share outstanding, payable on July 24th, 2023 to holders of record of common shares of the Corporation as of the

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

close of business on July 5th, 2023. This dividend is designated as an “eligible dividend” for Canadian income tax purposes.

Outlook

The outlook that follows constitutes forward-looking statements (as defined below) and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially from our outlook as a result of numerous factors, including certain risk factors, many of which are beyond our control. Please see “Cautionary Statement Regarding Forward-Looking Statements” below.

In addition to the other assumptions and factors described in this news release, our outlook assumes continued higher prices of steel, ongoing inflationary pressures on raw material inputs, labour, and logistics costs, and the absence of material changes in our industry or the global economy. The following statements supersede all prior statements made by us and are based on current expectations.

Based on our current information regarding our operations and end markets, we currently expect the following for the first quarter of fiscal 2024:

•	Adjusted EBITDA*: $170 million to $180 million
•	Total steel shipments: 550,000 to 560,000 tons

*	See “Non-IFRS Measures” below.

Conference Call and Webcast Details

A webcast and conference call will be held on Thursday, June 22, 2023 at 11:00 a.m. EDT to review the Company’s fiscal fourth quarter and full year results, discuss recent events, and conduct a question-and-answer session.

The live webcast and archived replay of the conference call can be accessed on the Investors section of the Company’s website at www.algoma.com. For those unable to access the webcast, the conference call will be accessible domestically or internationally by dialing 877-425-9470 or 201-389-0878, respectively. Upon dialing in, please request to join the Algoma Steel Fourth Quarter Conference Call. To access the replay of the call, dial 844-512-2921 (domestic) or 412-317-6671 (international) with passcode 13738985.

Consolidated Financial Statements and Management’s Discussion and Analysis

The Company’s audited consolidated financial statements for the three and twelve months ended March 31, 2023, and Management’s Discussion & Analysis thereon are available under the Company’s profile on the U.S. Securities and Exchange Commission’s (“SEC”) EDGAR website at www.sec.gov and under the Company’s profile on SEDAR at www.sedar.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

(collectively, “forward-looking statements”), including statements regarding fiscal 2024 first quarter total steel shipments and Adjusted EBITDA, trends in the pricing of steel, Algoma’s expectation to continue to pay a quarterly dividend, Algoma’s transition to EAF steelmaking, including the progress, costs (including the extent to which costs will exceed the original budget) and timing of completion of the Company’s EAF project, Algoma’s future as a leading producer of green steel, the connection of the EAFs to Northern Ontario power grid, including the timing thereof, the timing and cost of the second turbine installation, the potential impacts of inflationary pressures, labor availability, global supply chain disruptions on costs, Algoma’s modernization of its plate mill facilities (including the timing thereof, anticipated increased production and ability to build inventory) and related planned Phase 2 outage, transformation journey, ability to deliver greater and long-term value, ability to offer North America a secure steel supply and a sustainable future, and investment in its people, and processes, and statements regarding the intended use of proceeds from the Company’s credit facilities, the amended terms and conditions of the ABL Credit Facility, and the Company’s strategy, plans or future financial or operating performance. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “design,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information” in Algoma’s Annual Information Form, filed by Algoma with applicable Canadian securities regulatory authorities (available under the company’s SEDAR profile at www.sedar.com) and with the SEC, as part of Algoma’s Annual Report on Form 40-F (available at www.sec.gov), as well as in Algoma’s current reports with the Canadian securities regulatory authorities and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Non-IFRS Financial Measures

To supplement our financial statements, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), we use certain non-IFRS measures to evaluate the performance of Algoma. These terms do not have any standardized meaning prescribed within IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing a further understanding of our financial performance from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

Adjusted EBITDA, as we define it, refers to net income (loss) before amortization of property, plant, equipment and amortization of intangible assets, finance costs, interest on pension and other post-employment benefit obligations, income taxes, foreign exchange loss (gain), finance income, carbon tax, changes in fair value of warrant, earnout and share-based compensation liabilities, transaction costs, earnout and share-based compensation liabilities, transaction costs, listing expense, past service costs – pension, past service costs –

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

post-employment benefits and share-based compensation related to performance share units. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue for the corresponding period. Adjusted EBITDA is not intended to represent cash flow from operations, as defined by IFRS, and should not be considered as alternatives to net profit (loss) from operations, or any other measure of performance prescribed by IFRS. Adjusted EBITDA, as we define and use it, may not be comparable to Adjusted EBITDA as defined and used by other companies. We consider Adjusted EBITDA to be a meaningful measure to assess our operating performance in addition to IFRS measures. It is included because we believe it can be useful in measuring our operating performance and our ability to expand our business and provide management and investors with additional information for comparison of our operating results across different time periods and to the operating results of other companies. Adjusted EBITDA is also used by analysts and our lenders as a measure of our financial performance. In addition, we consider Adjusted EBITDA margin to be a useful measure of our operating performance and profitability across different time periods that enhance the comparability of our results. However, these measures have limitations as analytical tools and should not be considered in isolation from, or as alternatives to, net income, cash flow from operations or other data prepared in accordance with IFRS. Because of these limitations, such measures should not be considered as measures of discretionary cash available to invest in business growth or to reduce indebtedness. We compensate for these limitations by relying primarily on our IFRS results using such measures only as supplements to such results. See the financial tables below for a reconciliation of net income (loss) to Adjusted EBITDA.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of-the-art Direct Strip Production Complex (“DSPC”) is one of the lowest-cost producers of hot rolled sheet steel (HRC) in North America.

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future as your partner in steel.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Consolidated Balance Sheets

As at,	March 31, 2023	March 31, 2022
expressed in millions of Canadian dollars
Assets
Current
Cash	$247.4	$915.3
Restricted cash	3.9	3.9
Accounts receivable, net	291.2	402.3
Inventories, net	722.7	480.0
Prepaid expenses and deposits	94.4	79.9
Margin payments	—	29.5
Other assets	6.7	5.6

Total current assets	$1,366.3	$1,916.5

Non-current
Property, plant and equipment, net	$1,081.3	$773.7
Intangible assets, net	0.9	1.1
Other assets	7.1	2.3

Total non-current assets	$1,089.3	$777.1

Total assets	$2,455.6	$2,693.6

Liabilities and Shareholders’ Equity
Current
Bank indebtedness	$1.9	$0.1
Accounts payable and accrued liabilities	204.6	261.9
Taxes payable and accrued taxes	14.4	64.3
Current portion of other long-term liabilities	0.4	0.4
Current portion of governmental loans	10.0	10.0
Current portion of environmental liabilities	4.5	4.5
Derivative financial instruments	—	28.8
Warrant liability	57.3	99.4
Earnout liability	16.8	22.7
Share-based payment compensation liability	33.5	45.4

Total current liabilities	$343.4	$537.5

Non-current
Long-term governmental loans	$110.4	$85.2
Accrued pension liability	184.0	118.1
Accrued other post-employment benefit obligation	222.9	239.8
Other long-term liabilities	3.7	4.0
Environmental liabilities	32.3	33.5
Deferred income tax liabilities	96.7	92.9

Total non-current liabilities	$650.0	$573.5

Total liabilities	$993.4	$1,111.0

Shareholders’ equity
Capital stock	$958.4	$1,378.0
Accumulated other comprehensive income	313.6	152.0
Retained earnings	211.6	77.8
Contributed deficit	(21.4)	(25.2)

Total shareholders’ equity	$1,462.2	$1,582.6

Total liabilities and shareholders’ equity	$2,455.6	$2,693.6

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Consolidated Statements of Operations and Comprehensive Income (Loss)

	Three months ended March 31,		Year ended March 31,
	2023	2022	2023	2022
expressed in millions of Canadian dollars, except for per share amounts
Revenue	$677.4	$941.8	$2,778.5	$3,806.0
Operating expenses
Cost of sales	$630.7	$603.2	$2,388.7	$2,292.0
Administrative and selling expenses	25.0	28.0	99.3	103.0

Income from operations	$21.7	$310.6	$290.5	$1,411.0

Other (income) and expenses
Finance income	($2.9)	($0.4)	($13.3)	($0.5)
Finance costs	4.9	4.3	17.9	48.6
Interest on pension and other post-employment benefit obligations	4.8	2.9	17.2	11.6
Foreign exchange loss (gain)	0.1	6.3	(41.1)	4.3
Transaction costs	—	5.0	—	26.5
Listing expense	—	—	—	235.6
Change in fair value of warrant liability	19.4	13.2	(47.7)	6.4
Change in fair value of earnout liability	3.5	(44.5)	(5.9)	(78.1)
Change in fair value of share-based compensation liability	6.9	2.9	(12.7)	—

	$36.7	($10.3)	($85.6)	$254.4

(Loss) income before income taxes	($15.0)	$320.9	$376.1	$1,156.6
Income tax expense	5.4	78.0	77.6	298.9

Net (loss) income	($20.4)	$242.9	$298.5	$857.7

Net (loss) income per common share
Basic	($0.19)	$1.59	$2.43	$8.53
Diluted	($0.19)	$1.45	$1.71	$7.75

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Consolidated Statements of Cash Flows

	Three months ended March 31,		Year ended March 31,
	2023	2022	2023	2022
expressed in millions of Canadian dollars
Operating activities
Net (loss) Income	($20.4)	$242.9	$298.5	$857.7
Items not affecting cash:
Amortization of property, plant and equipment and intangible assets	25.6	22.7	95.3	87.0
Deferred income tax (benefit) expense	(0.8)	(3.3)	(12.0)	101.7
Pension expense in excess of funding (pension funding in excess of expense)	1.3	1.7	49.6	2.4
Post-employment benefit funding in excess of expense	(1.4)	(1.0)	(4.0)	(6.1)
Unrealized foreign exchange loss (gain) on:
accrued pension liability	(0.3)	1.8	(14.2)	1.5
post-employment benefit obligations	0.2	3.7	(17.7)	0.9
Finance costs	4.9	4.3	17.9	48.6
Loss on disposal of property, plant and equipment	0.1	0.3	0.1	0.3
Interest on pension and other post-employment benefit obligations	4.8	2.9	17.2	11.6
Interest on finance lease	0.1	—	0.1	—
Accretion of governmental loans and environmental liabilities	3.3	3.1	13.0	12.2
Unrealized foreign exchange loss (gain) on government loan facilities	0.4	1.4	(7.6)	0.6
Increase (decrease) in fair value of warrant liability	19.4	13.2	(47.7)	6.4
Increase (decrease) in fair value of earnout liability	3.5	(44.5)	(5.9)	(78.1)
Increase (decrease) in fair value of share-based payment compensation liability	6.9	2.9	(12.7)	—
Listing expense	—	—	—	235.6

Other	(4.5)	1.0	(7.6)	5.5

	$43.1	$253.1	$362.3	$1,287.8
Net change in non-cash operating working capital	52.3	191.1	(178.7)	(21.1)
Share-based payment compensation and earnout units settled	—	—	(4.6)	—
Environmental liabilities paid	—	(0.4)	(1.7)	(3.3)

Cash generated by operating activities	$95.4	$443.8	$177.3	$1,263.4
Investing activities
Acquisition of property, plant and equipment	($82.6)	($93.4)	($333.5)	($166.2)
Disposition of intangible asset	—	0.4	—	—
Acquisition of right-of-use assets	—	(0.9)	—	(1.7)
Recovery of related party receivable	—	—	—	2.2

Cash used in investing activities	($82.6)	($93.9)	($333.5)	($165.7)

Financing activities
Bank indebtedness (repaid) advanced, net	($10.5)	$0.1	$1.8	($86.8)
Repayment of term loans	—	(0.1)	—	(457.8)
Governmental loans received	33.1	2.2	63.3	2.2
Governmental loans benefit on below-market rate of interest loans	(20.8)	(1.1)	(37.6)	(1.1)
Repayment of governmental loans	(2.5)	(0.8)	(10.0)	(0.8)
Interest paid	(0.1)	(0.1)	(0.2)	(36.3)
Proceeds from issuance of shares	—	—	—	393.5
Dividends paid	(7.1)	(9.3)	(30.7)	(9.3)
Common shares repurchased and cancelled	—	—	(553.2)	—
Other	(0.3)	(0.4)	(3.0)	(2.3)

Cash used in financing activities	($8.2)	($9.5)	($569.6)	($198.7)

Effect of exchange rate changes on cash	($1.9)	($12.6)	$57.9	($4.9)
Cash
Increase (decrease) in cash	2.7	327.8	(667.9)	894.1
Opening balance	244.7	587.5	915.3	21.2

Ending balance	$247.4	$915.3	$247.4	$915.3

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Reconciliation of Net Income to Adjusted EBITDA

	Three months ended March 31,		Year ended March 31,

millions of dollars	2023	2022	2023	2022
Net (loss) income	($20.4)	$242.9	$298.5	$857.7
Amortization of property, plant and equipment and amortization of intangible assets	25.6	22.7	95.3	87.0
Finance costs	4.9	4.3	17.9	48.6
Interest on pension and other post-employment benefit obligations	4.8	2.9	17.2	11.6
Income taxes	5.4	78.0	77.6	298.9
Foreign exchange loss (gain)	0.1	6.3	(41.1)	4.4
Finance income	(2.9)	(0.4)	(13.3)	(0.5)
Inventory write-downs (amortization on property, plant and equipment in inventory)	(3.8)	0.1	1.1	0.1
Carbon tax	2.9	0.4	7.2	(0.6)
Increase (decrease) in fair value of warrant liability	19.4	13.2	(47.7)	6.4
Increase (decrease) in fair value of earnout liability	3.5	(44.5)	(5.9)	(78.1)
Increase (decrease) in fair value of share-based payment compensation liability	6.9	2.9	(12.7)	—
Share-based compensation	1.5	0.7	4.9	5.7
Transaction costs	—	5.0	—	26.5
Listing expense	—	—	—	235.6
Past service costs—pension benefits	—	—	49.5	—
Past service costs—post-employment benefits	—	—	3.8	—

Adjusted EBITDA (i)	$47.9	$334.4	$452.3	$1,503.2

Net (loss) income Margin	(3.0%)	25.8%	10.7%	22.5%

Net (loss) income / ton	($35.7)	$443.8	$149.0	$373.4

Adjusted EBITDA Margin (ii)	7.1%	35.5%	16.3%	39.5%

Adjusted EBITDA / ton	$83.8	$611.1	$225.9	$654.4

(i)	See “Non-IFRS Financial Measures” in this Press Release for information regarding the limitations of using Adjusted EBITDA.
(ii)	Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of revenue.

For more information, please contact:

Michael Moraca

Treasurer & Investor Relations Officer

Algoma Steel Group Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901